WALLACE E. BROCKHOFF DIRECT LINE: (816) 460-5825 EMAIL: WBROCKHOFF@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	2345 GRAND BOULEVARD, SUITE 2200 KANSAS CITY, MISSOURI 64108-2618 PHONE: (816) 292-2000 FAX (816) 292-2001

September 17, 2009

Via Facsimile (202) 772-9210

and Edgar

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

100 F St., NE

Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.

Amendment No. 5 to Registration Statement on Form 10

Filed: May 14, 2009

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Filed May 14, 2009

File No. 000-53205

Dear Ms. Jacobs:

We received your letter dated July 28, 2009 (the “Comment Letter”) in which you commented on the Amendment No. 5 to Registration Statement on Form 10 (the “Form 10”) and the Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) described above. The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Form 10 and the Form 10-K.

Amendment No. 5 to Form 10

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 35

Transactions with Promoters and Certain Control Persons, page 35

•

We note your response to prior comment 4, which asked you to provide us with a detailed legal discussion and analysis describing the role that Ken Carroll and Carroll Capital Holdings, acting alone or in conjunction with one or more other persons, directly or indirectly took in founding and organizing your business. Your response states that Mr. Carroll and Carroll Capital Holdings were not actively involved in the discussions regarding the transfer of assets from Diligent Board Member Services, LLC to Diligent Inc., and your initial public offering. Your

September 17, 2009

response does not discuss any role that Mr. Carroll and his affiliated entity acting alone, or in conjunction with one or more other persons, directly or indirectly took in founding and organizing the business or enterprise of Diligent Board Member Services, LLC, your predecessor entity. Given that the existing business of Diligent Board Member Services, LLC was transferred to Diligent Inc. shortly before your initial public offering, please tell us what role Mr. Carroll and Carroll Capital Holdings played in founding and organizing the business of Diligent Board member Services, LLC. In the alternative, please include a representation in your response letter that when Item 404(c) disclosure is required, future filings will disclose that Mr. Carroll and Carroll Capital Holdings are promoters.

Response: The principal business of Diligent Board Member Services LLC (“DBMS LLC”) was commenced in the fourth quarter of 2001 when the current Boardbooks product was created. That product was licensed for use by AIG Sun America in February 2002 from Manhattan Creative Partners, whose name was changed to Diligent Board Member Services, LLC. Mr. Carroll and Carroll Capital Holdings had no relationship with DBMS LLC at that time.

Mr. Carroll originally invested cash in Diligent Partners LLC (the majority member of DBMS LLC) in October of 2003. His investment was in the form of a loan, for which he also received a 25% interest in Diligent Partners LLC.

Based upon the foregoing, Diligent Inc. has concluded that Mr. Carroll and Carroll Capital Holdings are not promoters, as neither was a founder or an organizer of the business of DBMS LLC or Diligent Inc.

*   *   *   *   *   *

Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours,

LATHROP & GAGE LLP

By: /s/ Wallace E. Brockhoff

Wallace E. Brockhoff

cc: Steve Ruse